UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date May 13, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS PROVIDES 2009 FIRST QUARTER RESULTS AND DETAILS OF CONFERENCE CALL

Vancouver, British Columbia – May 13, 2009 – Minefinders Corporation Ltd. today announced highlights of the Company’s financial and operating results for the first quarter ended March 31, 2009 (all amounts in US dollars).

Highlights include:

•

Successful commissioning of the Dolores Mine in Mexico, with commercial production achieved effective May 1, 2009;

•

First quarter production of 14,169 ounces of gold and 282,429 ounces of silver doré;

•

Commencement of positive cash flow from operations at Dolores in February 2009.  First quarter proceeds were $16.098 million from the sale of 13,313 ounces of gold at a realized price of $939 per ounce and 273,381 ounces of silver at a realized price of $13.18 per ounce;

•

Total cash cost of ounces sold in the first quarter of $490 per gold equivalent ounce on a gold equivalent basis using a ratio of 71 ounces of silver to one ounce of gold;

•

Reduction of revolving credit facility by US$2 million; and

•

Net working capital of $25.797 million as at March 31, 2009, up 4% from $24.831 million as at December 31, 2008.

“Our strong output and relatively low cash costs for the first quarter were very encouraging given we were in pre-commercial operations at the Dolores Mine”, said Mark Bailey, President and Chief Executive Officer. “Having recently reached the important milestone of commercial production at Dolores, we expect that production will continue to increase and cash costs will continue to decrease as the year progresses.”

Financial and Operating Results

Gold and silver production from the Dolores Mine commenced on a pre-commercial basis in November, 2008. From first production of gold and silver in late November, 2008 through April 30, 2009 a total of 24,480 ounces of gold and 479,372 ounces of silver were produced. As the Dolores Mine was not commercially producing during the first quarter of 2009, operating costs and proceeds from the sale of gold and silver have been capitalized to mineral property, plant and equipment.

The Company recorded a net loss for the first quarter of 2009 of $6.151 million, up from a net loss of $5.621 million for the first quarter of 2008. The increased loss for the first quarter of 2009 is primarily due to interest expense of $1.547 for the quarter, up from $0.927 million in the first quarter of 2008. The increase in interest expense is due to a higher average balance outstanding on the revolving credit facility in the first quarter of 2009 as compared to the first quarter of 2008.

Office and administration expense was $2.308 million in the first quarter of 2009, up from $2.027 million in the first quarter of 2008 due to the increase in activity as the Dolores Mine moved toward commercial production. The Company recorded a foreign exchange loss of $0.307 million in the first quarter of 2009 compared with a foreign exchange gain of $0.531 million in 2008. The foreign exchange loss in the first quarter resulted from the decreasing value of the Canadian dollar and Mexican peso against the US dollar applicable to the Company’s Canadian dollar and Mexican peso denominated cash balances and receivables. Exploration expense was $0.569 million in the first quarter of 2009, down from $1.536 million in the first quarter of 2008.

During the first quarter of 2009, the Company spent $9.723 on mineral property, plant and equipment primarily in the commissioning of the Dolores Mine and in pre-commercial production operating activities, down from $15.341 million a year earlier. Pre-commercial production sales proceeds for the first quarter of 2009 were $16.098 million, resulting in net cash flow of $6.375 million received from investing activities at the Dolores Mine. The decrease in expenditures is due to the winding down and completion of construction activities at the Dolores Mine during 2008 and 2009 and the continuing transition to commercial operations throughout the first quarter of 2009.

At March 31, 2009, the Company had $21.189 million in cash and cash equivalents, net working capital of $25.797 million and $2 million available on the $60 million revolving credit facility with Scotia Capital after paying down $2 million on the facility during the quarter. The net proceeds from the production and sale of gold and silver, working capital on hand and funds available through its revolving credit facilities will allow the Company to fund its current and projected cash requirements.

The complete unaudited first quarter 2009 financial statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

Conference Call

The Company has scheduled an investor conference call for 1 p.m. Pacific Time (4 p.m. Eastern Time) on Thursday, May 14, 2009, to discuss its financial and operating results for the first quarter ended March 31, 2009.

To access the conference call by telephone, please call 416-340-8018 from overseas or the Greater Toronto Area, or dial toll-free 1-866-223-7781 from elsewhere in North America. An audio replay will be available until May 21, 2009 by calling toll-free in North America at 1-800-408-3053 or 416-695-5800 for Toronto based or overseas callers. Please enter passcode 8036085.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

2

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

Non-GAAP Measures

This release includes a non-GAAP performance measure of “total cash cost per ounce”. Total cash cost per ounce has been determined by the Company on a sales basis. Total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining total cash cost per ounce. This information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions by management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2008 and under the heading "Risks and Uncertainties" of Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2008 and quarter ended March 31, 2009, all of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

3